

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 12, 2008

Allan P. Merrill
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

      **RE: Beazer Homes USA, Inc.
              Form 10-K for the fiscal year ended September 30, 2007
              Forms 10-Q for the fiscal quarters ended December 31, 2007,
              March 31, 2008 and June 30, 2008
              File No. 1-12822**

Dear Mr. Merrill:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief